EXHIBIT 12
MIDAMERICAN ENERGY COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
PLUS PREFERRED STOCK DIVIDEND REQUIREMENTS
(In Thousands)
(Unaudited)

	Nine Months
	Ended	Twelve Months Ended December 31,
	Sept. 30, 2005	2004	2003	2002	2001	2000

Net income from continuing operations	$170,931	$210,455	$188,597	$175,821	$152,778	$165,456

Add (Deduct):
Total income taxes	83,684	102,155	131,261	120,230	112,452	110,461
Interest on long-term debt	58,086	71,949	72,207	71,401	60,880	61,120
Other interest charges	5,959	5,728	3,813	3,412	8,401	9,056
Preferred stock dividends of subsidiary
trust	-	-	-	1,574	7,980	7,980
Interest on leases	104	155	108	201	137	154
	147,833	179,987	207,389	196,818	189,850	188,771

Earnings available for fixed charges	318,764	390,442	395,986	372,639	342,628	354,227

Fixed Charges:
Interest on long-term debt	58,086	71,949	72,207	71,401	60,880	61,120
Other interest charges	5,959	5,728	3,813	3,412	8,401	9,056
Preferred stock dividends of subsidiary
trust	-	-	-	1,574	7,980	7,980
Interest on leases	104	155	108	201	137	154
Total fixed charges	64,149	77,832	76,128	76,588	77,398	78,310

Ratio of earnings to fixed charges	4.97	5.02	5.20	4.87	4.43	4.52

Preferred stock dividends	$935	$1,245	$1,416	$2,933	$4,544	$4,955
Ratio of net income before income taxes
to net income	1.4896	1.4854	1.6960	1.6838	1.7360	1.6676
Preferred stock dividend requirements
before income tax	1,393	1,849	2,402	4,939	7,888	8,263
Fixed charges plus preferred stock
dividend requirements	65,542	79,681	78,530	81,527	85,286	86,573

Ratio of earnings to fixed charges plus
preferred stock dividend requirements
(pre-income tax basis)	4.86	4.90	5.04	4.57	4.02	4.09